Next 1 Interactive, Inc.

2690 Weston Road, Suite 200

Weston, FL 33331

June 21, 2012

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Larry Spirgel, Assistant Director

Re:	Next 1 Interactive, Inc.
Preliminary Information Statement on Schedule 14C
Filed June 15, 2012
File No. 0-52669

Ladies and Gentlemen:

The following responses address the comments of the reviewing Staff of the Securities and Exchange Commission (the “Staff”) as set forth in a comment letter dated June 20, 2012 relating to the above-referenced preliminary information statement of Next 1 Interactive, Inc. (the "Company") The answers set forth herein refer to each of the Staff’s comments by number.

General

1.	The Form 8-K filed May 21, 2012 indicates that in May of 2012 you reduced your authorized shares of common stock from 2,500,000,000 to 5,000,000 and effectuated a 1-for-500 reverse stock split. Please tell us why you did not need to file a preliminary proxy or information statement regarding these events

Response:

The reduction in the Company’s authorized shares of common stock and corresponding 1-for-500 reverse stock split disclosed in the Company’s 8-K filed on May 21, 2012 was effected pursuant to Section 78.207(1) of the Nevada Revised Statutes, which provides that a Nevada corporation may effect a reverse stock split and proportional reduction in its authorized shares “by a resolution adopted by the board of directors, without obtaining the approval of the stockholders.” Because no shareholder approval was required, the Company was not required to file a proxy or information statement regarding these events.

Outstanding Shares and Purpose of the Proposal, page 4

2.	The information statement pertains to an increase of authorized shares of common stock from 5,000,000 to 500,000,000. However, you decreased the common shares authorized in May of 2012 from 2,500,000,000 to 5,000,000. Please explain the business purpose of the reverse stock split and subsequent increase in authorized shares. In this regard, we note that Messrs. Kerby and Monaco hold all of the 1,809,611 outstanding shares of Series A Preferred Stock and that each share of Series A Preferred Stock entitles the holder to 100 votes. Disclose the effect that the reverse stock split had on the voting interests of Messrs. Kerby and Monaco and if the purpose of these transactions was to increase their voting power, make that clear.

Response:

The information statement has been revised to explain the business purpose of the reverse stock split and subsequent increase in authorized shares, the effect of the reverse stock split on the voting interests of Messrs. Kerby and Monaco, and that the reverse split was not effected for the purpose of increasing their voting share, in accordance with the Staff’s comment.

3.	Reconcile the statement that the increase in authorized common stock is necessary to allow for the conversion of your outstanding convertible securities with your statement on page 5 that the board of directors has no plans to issue the additional shares of common stock authorized by the amendment.

Response:

The information statement has been revised to clarify that, other than in connection with the conversion of outstanding convertible securities (which conversion would be at the option of the respective holders),the board of directors has no plans to issue the additional shares of common stock authorized by the amendment.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Very Truly Yours,

/s/ William Kerby
Chief Executive Officer